350, 850 Dunsmuir Street
Vancouver, BC V6C 1N5
Telephone: 604 688 7377
www.lincolngold.com

March 26, 2008	OTCBB: LGCP

LINCOLN GOLD ADDS SECOND CORE RIG
LA BUFA PROPERTY, CHIHUAHUA, MEXICO

LINCOLN GOLD CORP. (OTCBB:LGCP) is pleased to announce that a second core rig has commenced drilling on the large La Bufa gold-silver property (2,291 hectares) in the Guadalupe y Calvo mining district in southwestern Chihuahua State. The exploration program is focusing on the southern extension of the Rosario gold-silver vein system which extends onto the La Bufa property for at least 1600 meters. Drilling with the first rig has encountered targeted quartz vein(s) and stockwork with attending galena and chalcopyrite; assays are pending. A third core drill rig is expected to arrive on the property shortly. The Company plans to drill at least 15 angle (-45° to -60°) core holes in two-hole “fences” across the vein system for a total of 6000 meters. All holes are targeted to reach the 2250 meter level or deeper which was historically productive in the adjacent Rosario mine.

Lincoln Gold may earn up to a 60% interest in the La Bufa property from Almaden Minerals Ltd. by spending US$3.5 million over a 4 year period and issuing 1,550,000 shares.

The drilling program is being carried out as part of the Phase 1 exploration program recommended on the La Bufa property in the technical report on the La Bufa property prepared by Mr. Richard W. Bybee, P. Geo, and dated October 19, 2007. Mr. Jeffrey Wilson, the Company’s vice-president and chief operating officer and a qualified person under National Instrument 43-101, supervised the preparation of this news release.

Lincoln Gold Corp. is a gold exploration company with several projects in various stages of exploration including three properties in Nevada and the La Bufa property in Mexico.

LINCOLN GOLD CORP.

“Jeffrey L. Wilson”

Vice President and COO

For more information contact:
Investor Relations: 604-688-7377
www.lincolngold.com

This Press Release may contain, in addition, to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein. Key factors that could cause actual results to differ materially from those described in forward-looking statements are:

(i) the results of the NI 43-101 report on the La Bufa property may be different than anticipated;
(ii) the inability of the Company to achieve the financing required to pursue the exploration of the La Bufa property;
(iii) the results of exploration of the La Bufa property; and
(iv) the lack of commercial mineralization on the Lincoln Gold properties.

Readers are cautioned not to place undue reliance on the forward-looking statements made in this Press Release.